Filed pursuant to Rule 433

Registration Statement No. 333-219272

November 2, 2017

THE REPUBLIC OF ARGENTINA

€1,000,000,000 3.375% Bonds Due 2023;

€1,000,000,000 5.250% Bonds Due 2028; and

€750,000,000 6.250% Bonds Due 2047

Pricing Term Sheet

November 2, 2017

Issuer:	The Republic of Argentina

Underwriting Agreement dated:	November 2, 2017

Indenture:	April 22, 2016

The Underwriters and their addresses:

Banco Bilbao Vizcaya Argentaria, S.A.

Ciudad BBVA – Edificio Asia c/Sauceda 28

28050

Madrid, Spain

Banco Santander, S.A.

Ciudad Grupo Santander

Avda. Cantabria s/n, Edificio Encinar, Planta baja

28660 Boadilla del Monte

Madrid, Spain

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

Format:	SEC Registered; Global.

Form:	The Bonds to be delivered to investors will be issued in global form and registered in the name of a nominee of a common depositary for Euroclear and Clearstream, Luxembourg.

Currency of payment:	Euros

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.

Closing Date:	November 9, 2017

Listing:	Application is expected to be made to list the Bonds on the Luxembourg Stock Exchange and the ByMA and to have them admitted for trading on the Euro MTF Market, and the MAE.

Governing Law:	The Bonds will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York, except with respect to the authorization and execution of the Bonds and the Indenture by and on behalf of the Republic of Argentina, which shall be and is, as applicable, governed by the laws of Argentina.

Trustee:	The Bank of New York Mellon

Expected Ratings(1):	B3 Positive (Moody’s)/ B+ Stable (S&P)

Underwriting Commission:	.12%

Terms of the €1,000,000,000 3.375% Bonds Due 2023

Title and description of Securities:	3.375% Bonds due 2023.

Principal Amount:	€1,000,000,000

Interest:	Interest on the Bonds will accrue at a rate of 3.375% per annum, from November 9, 2017.

Interest Payments:	Interest will be payable annually on January 15 of each year, beginning on January 15, 2018 (short coupon).

Maturity Date:	January 15, 2023.

Yield:	3.500%

Benchmark Bund:	OBL 0% due October 2022.

Spread to Benchmark Bund:	384.4 basis points.

Spread to Mid-Swap:	327.6 basis points.

Purchase Price for the Underwriters (less the Underwriting Commission):	99.305%

Issue Price:	99.425%

ISIN:	XS1715303340

Common Code:	171530334

Terms of the €1,000,000,000 5.250% Bonds Due 2028

Title and description of Securities:	5.250% Bonds due 2028.

Principal Amount:	€1,000,000,000

Interest:	Interest on the Bonds will accrue at a rate of 5.250% per annum, from November 9, 2017.

Interest Payments:	Interest will be payable annually on January 15 of each year, beginning on January 15, 2018 (short coupon).

Maturity Date:	January 15, 2028.

Yield:	5.300%

Benchmark Bund:	DBR 0.5% due August, 2027.

Spread to Benchmark Bund:	492.8 basis points.

Spread to Mid-Swap:	443.6 basis points.

Purchase Price for the Underwriters (less the Underwriting Commission):	99.514%

Issue Price:	99.634%

ISIN:	XS1715303779

Common Code:	171530377

Terms of the €750,000,000 6.250% Bonds Due 2047

Title and description of Securities:	6.250% Bonds due 2047.

Principal Amount:	€750,000,000

Interest:	Interest on the Bonds will accrue at a rate of 6.250% per annum, from November 9, 2017.

Interest Payments:	Interest will be payable annually on November 9 of each year, beginning on November 9, 2018.

Maturity Date:	November 9, 2047.

Yield:	6.300%

Benchmark Bund:	DBR 2.5% due August 2046

Spread to Benchmark Bund:	511.2 basis points.

Spread to Mid-Swap:	475.1 basis points.

Purchase Price for the Underwriters (less the Underwriting Commission):	99.213%

Issue Price:	99.333%

ISIN:	XS1715535123

Common Code:	171553512

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(1) The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Service. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for any offering to which this communication may relate. Before you invest in any offering, you should read the prospectus in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and any offering. You may attain these documents by visiting EDGAR on the SEC Web site at www.sec.gov. A copy of the prospectus relating to the transaction may be obtained for free from the SEC’s website at www.sec.gov.

The Republic of Argentina has filed its annual report on Form 18-K for the year ended December 31, 2016 and three amendments thereto on Form 18-K/A. Exhibit D to the Form 18-K and Exhibit 1 to the first, second, and third Form  18-K/A are available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/914021/000119312517206386/d349517dex99d.htm,

https://www.sec.gov/Archives/edgar/data/914021/000119312517291257/d347266dex991.htm , https://www.sec.gov/Archives/edgar/data/914021/000119312517321855/d479029dex991.htm, and https://www.sec.gov/Archives/edgar/data/914021/000119312517329956/d488512dex991.htm respectively. In addition, the Republic of Argentina has filed a Registration Statement on Schedule B, which is available from the SEC’s website at: https://www.sec.gov/Archives/edgar/data/914021/000119312517227667/d413740dsb.htm , and a preliminary prospectus supplement and base prospectus, which are available from the SEC’s website at: https://www.sec.gov/Archives/edgar/data/914021/000119312517321871/d302477d424b5.htm .

This information is only addressed to and directed at persons in Member States of the European Economic Area (the “EEA”), who are “Qualified Investors” within the meaning of Article 2(1)(e) of the Prospectus Directive. Any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors or otherwise pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. This presentation should not be acted upon or relied upon in any Member State of the EEA by persons who are not Qualified Investors. For the purposes of this paragraph, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned. This presentation is an advertisement and not a prospectus for the purposes of the Prospectus Directive.

This information is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This information is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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